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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                       Commission File Number: 000-24989


                           NOTIFICATION OF LATE FILING


(Check  One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [  ] Form 10-Q
              [_] Form N-SAR

              For Period Ended:  June 30, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


AEI Environmental, Inc.
--------------------------------------------------------------------------------

Full Name of Registrant


Oak Brook Capital I, Inc.
--------------------------------------------------------------------------------

Former Name if Applicable



105 East First Street
--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Hinsdale, IL 60521
--------------------------------------------------------------------------------

City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
[x]  |    (b) The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
     |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |
     |    (c) The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in the process of quantifying several possible adjustments, relating to the carrying value of long-term assets (proprietary technology), compensation for services, and options granted at below fair market value, that may result in the restatement of the financial statements as of and for the year ended June 30, 1999. As a result of these possible adjustments, the Company has not had sufficient time to finalize the financial statements as of and for the financial statements as of and for the fiscal year ended June 30, 2000 and for the independent public accountants to complete the audit of the financial statements.


                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification


             Tom Perles          (630)        325-7029
-----------------------------------------------------------------------
             (Name)            (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period
that the registrant was required to file such report(s) been filed?   If the
answer is no, identify report(s)

                                            [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            AEI Environmental, Inc.
--------------------------------------------------------------------------------

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                       By: AEI Environmental, Inc.

Date: September 28, 2000               By:  /s/ Tom Perles
                                         ----------------------------
                                         Tom Perles
                                         Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.

If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                          GENERAL INSTRUCTIONS


     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.